SCOTT WILSON RPA   www.scottwilson.com

TECHNICAL REPORT ON THE MINERAL RESOURCE UPDATE FOR THE JUANICIPIO JOINT VENTURE, ZACATECAS STATE, MEXICO
PREPARED FOR MAG SILVER CORP.
Report for NI 43-101

Authors:
David A. Ross, M.Sc., P.Geo.
William E. Roscoe, Ph.D., P.Eng.

APRIL 8, 2009

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

TABLE OF CONTENTS

1 SUMMARY

Executive Summary

Technical Summary

2 INTRODUCTION AND TERMS OF REFERENCE

3 RELIANCE ON OTHER EXPERTS

4 PROPERTY DESCRIPTION AND LOCATION

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

6 HISTORY

Prior Ownership

Exploration History

7 GEOLOGICAL SETTING

Regional Geology

Property Geology

8 DEPOSIT TYPES

9 MINERALIZATION

10 EXPLORATION

11 DRILLING

12 SAMPLING METHOD AND APPROACH

Sampling by MAG Silver

Sampling by Fresnillo

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

MAG Silver Samples

Fresnillo Samples

Core Storage and Security

14 DATA VERIFICATION

Site Visit and Core Review

Assay Table Review

Quality Assurance and Quality Control

15 ADJACENT PROPERTIES

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Sample Preparation

Bond Work Index Testing

Head Grade Analysis

Mineralogy

Flotation tests

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Resource Database

Geological Interpretation and 3D Solids

Statistical Analysis

Cutting High-Grade Values

Compositing

Density

Interpolation Parameters

Block Model

NSR Cut-off Value

Classification

Mineral Resource Reporting

Mineral Resource Validation

18 OTHER RELEVANT DATA AND INFORMATION

19 ADDITIONAL REQUIREMENTS

20 INTERPRETATION AND CONCLUSIONS

21 RECOMMENDATIONS

22 REFERENCES

23 SIGNATURE PAGE

24 CERTIFICATE OF QUALIFIED PERSON

25 APPENDIX 1

List of Drill Holes

LIST OF TABLES

Table 1-1   Proposed Phase 1 Budget (100% Basis)
Table 4-1   Tenure Data
Table 7-1   Stratigraphy of the Fresnillo District
Table 9-1   Select Drill Hole Intersections
Table 16-1   Sample Description
Table 16-2   Composite Samples for Flotation Testwork
Table 16-3   Bond Work Index Tests
Table 16-4   Head Grade Analysis
Table 16-5   Mineralogical composition
Table 16-6   Degree of Liberation
Table 16-7   Metallurgical Balance (May 2008)
Table 16-8   Metallurgical Balance (January 2009)
Table 17-1   Descriptive Statistics of Resource Assay Values
Table 17-2   Descriptive Statistics of Cut Resource Assay Values
Table 17-3   Descriptive Statistics of Composite Values
Table 17-4   Block Estimate Search Strategy
Table 17-5   Juanicipio Joint Venture Mineral Resources – March 3, 2009
Table 17-6   Juanicipio Joint Venture Mineral Resources– March 3, 2009
Table 17-7   Volume Comparison
Table 21-1   Proposed Phase 1 Budget (100% Basis)

LIST OF FIGURES

Figure 4-1   Location Map
Figure 4-2   Claim Map
Figure 7-1   Regional Geology
Figure 7-2   Regional Stratigraphy
Figure 7-3   Property Geology
Figure 11-1   Drill Hole Plan Map
Figure 14-1   Control Chart for Blank Material
Figure 14-2  Control Chart for CRM AL
Figure 14-3   Control Chart for CRM BL
Figure 14-4   Control Chart IPL versus ALS Duplicates
Figure 14-5   Control Chart ACME versus IPL Duplicates
Figure 14-6   Control Chart ACME versus ALS Duplicates
Figure 15-1  Adjacent Properties
Figure 17-1   Valdecañas Vein and Hanging Wall Wireframes
Figure 17-2   Valdecañas VEin Block Model of Silver Grades
Figure 17-3   Histogram of Silver Resource Assays
Figure 17-4   Vertical Section 2200SE
Figure 17-5   Vertical Section 2400SE
Figure 17-6   Level Plan 1740Z
Figure 17-7   Level Plan 1590Z
Figure 17-8   Inclined Longitudinal Section

LIST OF APPENDIX FIGURES & TABLES

Table 25-1  Summary of Drilling

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

1  SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Dan MacInnis, President and CEO of MAG Silver Corp. (MAG Silver), to update the Mineral Resource estimate and to prepare an independent Technical Report on the Juanicipio Joint Venture located in Zacatecas State, Mexico.  The purpose of this report is to support public disclosure of a Mineral Resource update effective March 3, 2009.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Scott Wilson RPA visited the property most recently on January 8, 2009.

In May 2003, MAG Silver intersected low-sulphidation epithermal mineralization averaging 630 g/t Ag and 11.4 g/t Au over 2.0 m in what was to become known as the Juanicipio vein. Follow-up drilling to the north of the Juanicipio vein discovered the Valdecañas vein. In April 2005, MAG Silver entered into a joint venture with Industrias Peñoles S.A. de C.V. (Peñoles) whereby Peñoles could earn a 56% interest in the property by spending US$5 million.  The agreement is dated October but effective July 01, 2006.  All earn-in requirements have been met. In 2007, Peñoles’ precious metals assets were assigned to a wholly owned subsidiary, Fresnillo plc (Fresnillo).

On July 25, 2008, MAG Silver filed a Technical Report which included an initial Mineral Resource estimate. That report covered work on the property to December 31, 2007. This report is based on results of work completed to March 3, 2009, including a resource estimate update using drill hole data available to January 29, 2009.

CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district.  The discovery is located in the northeast corner of the property and consists of two Ag-Au-Pb-Zn epithermal structures known as Valdecañas and Juanicipio vein systems.  Most exploration on the property has focused on these two vein sets.  There is good exploration potential elsewhere on the property, which remains largely underexplored.  A significant exploration budget is warranted.

Scott Wilson RPA estimated Mineral Resources for the Valdecañas vein system using drill hole data available as of January 29, 2009.  At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 2.95 million tonnes of 879 g/t Ag, 2.22 g/t Au, 2.39% Pb, and 4.15% Zn (including the Valdecañas and the Hanging Wall veins).  Inferred Mineral Resources are estimated to total 7.21 million tonnes of 458 g/t Ag, 1.54 g/t Au, 1.89% Pb, and 3.14% Zn (including the Valdecañas, Hanging Wall, and the Footwall veins and the Stockwork zone).  The Valdecañas vein extends to the property boundary in both the northwest and southeast directions.  There is some potential to extend the Mineral Resource in the up-dip and down-dip directions.  Drilling of the Juanicipio vein is not yet advanced enough to estimate a Mineral Resource; exploration of this vein is open to depth and along strike to the limits of the property.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead, and 269 million pounds of zinc.  The Inferred Resource contains an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead, and 498 million pounds of zinc.

RECOMMENDATIONS

The Juanicipio property hosts a significant Ag-Au-Pb-Zn deposit and merits considerably more exploration work.  Scott Wilson RPA recommends a Phase 1 budget of US$4.3 million for 2009 to advance the Valdecañas and Juanicipio vein systems and explore elsewhere on the property.  Phase 1 should include:
•	5,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along strike and up- and down-dip directions.

•	5,300 m of drilling at the Juanicipio vein to explore for extensions of the known mineralization.

•
Drilling at the Encino vein along strike and down-dip directions to provide an understanding of its geometry and dimensions.  It is currently thought to dip to the north.  If true, then this program could total more than 8,000 m of drilling.

•	A property-wide exploration program including airborne geophysics, mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

•	Drill hole data from outside the JV property boundary should be requested from Fresnillo to help estimate the grade of the Valdecañas vein.

•	A Preliminary Assessment with an initial economic analysis of the potential viability of the project.

Table 1-1 shows the proposed Phase 1 budget of US$4.3 million.  Phase 2 may begin as early as January 2010, and is contingent on Phase 1 results.  Phase 2 should include follow-up drilling, initiation of a Prefeasibility Study and possibly underground follow-up work on the Valdecañas vein.  The tentative Phase 2 budget of US$5 million is subject to modification as work progresses.

TABLE 1-1 PROPOSED PHASE 1 BUDGET (100% BASIS)
MAG Silver Corp. - Valdecañas Project

PHASE ONE
Head office and management fees	100,000
Drilling (~24,000 m)	3,000,000
Preliminary Assessment	100,000
Geotechnical Study	6,000
Interpretation, resource update etc.	40,000
Other supplies (transport, drilling related consumables etc.)	600,000
Road maintenance	20,000
Sub-total	3,866,000
Contingency (10%)	386,600
Phase One Total	4,252,600

PHASE TWO
Head office, drilling, consultants, Prefeasibility Study, and related	5,000,000

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture consists of a single concession covering 7,679.21 ha in central Zacatecas State, Mexico.  It is centred at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The Juanicipio 1 exploitation concession has a 50 year life from the date it was issued and will expire on December 12, 2055.

SITE INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration drill roads used to access drill sites.

HISTORY

The silver mineralization in the Fresnillo area was discovered in 1554 and it is probable that the Juanicipio property was prospected sporadically over the years because of its proximity to Fresnillo mining area.

Peñoles evaluated the area prior to 1993 and drilled several holes to the northeast of the property in the 1970s and 1980s.  Concerted exploration of the areas adjoining the Juanicipio property was initiated by Fresnillo in 2006 based on results from the Valdecañas Vein.

From 2000 to 2001, Minera Sunshine S.A. de C.V. completed an exploration program consisting of property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, and Landsat image and air photo analysis. This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling, and a limited amount of audio magnetotellurics.

In July 2002, Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos. This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

From May 2003 to June 2004, MAG Silver completed 10 drill holes for a total of 7,595 m.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property. On December 21, 2007, Fresnillo and MAG Silver announced the formation of a new company incorporated in Mexico, Minera Juanicipio S.A. de C.V. (Minera Juanicipio), to operate the joint venture. Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator.  Despite Fresnillo holding a majority of the shares of Minera Juanicipio, all budget items exceeding US$500,000, for development, production, and beneficiation go-ahead decisions, require a 60% “supermajority” vote.

From August 2005 to January 29, 2009, Fresnillo has completed 62 holes for a total of 51,146 m.

GEOLOGY

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental ranges. The geology of the Fresnillo district is characterized by Tertiary felsic volcanic rocks which overlie deformed Cretaceous marine sedimentary and volcanic rocks.

The oldest rocks mapped on the property are highly deformed and sheared calcareous shale and andesitic volcaniclastic rocks of the Jurassic-Cretaceous Chilitos Formation. The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks.

Tertiary igneous rocks are divided into two units, the Linares and Altamira volcanic assemblages, which are separated by an angular unconformity. The underlying Linares assemblage consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuffs, flow breccia and rhyolite flow domes. The Linares volcanic rocks are block faulted along north-northwest trending faults with shallow to moderate southwest dips. The overlying Altamira volcanic assemblage is composed of basal clastic rocks consisting of well bedded conglomerates and volcanic arenites overlain by a thicker section of welded rhyolite to rhyodacite ash-flow tuffs. Several caldera complexes have been mapped within the Altamira assemblage. Upper Tertiary olivine basalt flows locally overlie the mid-Tertiary volcanic and volcaniclastic rocks.

The Sierra Valdecañas range is bounded by several major orthogonal northeast and northwest structures. On the Juanicipio property the dominant structural features are i) 340° to 020° structures, ii) 290° to 310° trending steeply dipping faults, and iii) lesser 040° to 050° structures.  Silicification and advanced argillic alteration is most intense in the 290° to 310° trending steeply to moderately dipping faults.  These may have served as major hydrothermal fluid pathways.

MINERAL RESOURCES

Scott Wilson RPA estimated Mineral Resources for the Valdecañas vein system using drill hole data available as of January 29, 2009.  At a net smelter return (NSR) cut-off of US$50/t, Indicated Mineral Resources are estimated to total 2.95 million tonnes of 879 g/t Ag, 2.22 g/t Au, 2.39% Pb, and 4.15% Zn (including the Valdecañas and the Hanging Wall veins).  Inferred Mineral Resources are estimated to total 7.21 million tonnes of 458 grams g/t Ag, 1.54 g/t Au, 1.89% Pb, and 3.14% Zn (including the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork zone).  There are no Mineral Reserves estimated at Valdecañas.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead, and 269 million pounds of zinc. The Inferred Resource contains an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead, and 498 million pounds of zinc.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

2  INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Dan MacInnis, President and CEO of MAG Silver Corp. (MAG Silver), update the Mineral Resource estimate and to prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico.  The purpose of this report is to support public disclosure of a Mineral Resource estimate effective as of March 3, 2008.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Scott Wilson RPA visited the property most recently on January 8, 2009.

MAG Silver is a Vancouver-based exploration company focused on silver exploration in Mexico. MAG Silver is listed on the Toronto Stock Exchange and on the NYSE Alternext US (formerly American Stock Exchange).

The Juanicipio property is owned by Minera Juanicipio S.A. de C.V., a joint venture between Fresnillo plc (56%) and MAG Silver Corp (44%). The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc deposit at the resource delineation stage.

On July 25, 2008, MAG Silver filed a Technical Report which included an initial Mineral Resource estimate. That report covered work on the property to December 31, 2007. This report is based on the results of work completed to March 3, 2009, including a resource estimate update using drill hole data available to January 29, 2009.

Prior Scott Wilson RPA involvement with the Juanicipio Joint Venture consisted of an overall review of the exploration program by David A. Ross, M.Sc., P.Geo., Senior Consulting Geologist, in February 2007. This review included:
•	examination of drill core and review of geological logs, assay results, and sections;

•	visit to an active drill site;
•	review of the general geology and mineralization;
•	review of quality assurance/quality control (QA/QC) procedures and results; and

•	inspection of the density measurement system and procedures.

SOURCES OF INFORMATION

A site visit to the Juanicipio property was carried out by William E. Roscoe, Ph.D., P.Eng., Principal Consulting Geologist with Scott Wilson RPA, on January 8, 2009. He reviewed the initial Mineral Resource estimate, looked at core from several drill holes, and visited active drill sites.

Discussions were held with the following personnel during the site visit and the meeting on January 9, 2009:
•	R. Michael Jones, Director, MAG Silver
•	Mario Arreguin, Chief Financial Officer, Fresnillo
•	David Giles, Vice President – Exploration, Fresnillo
•	Gabriel Arredondo, Geologist, Minera Cascabel
•	Paulo Gonzalez, Geologist, Fresnillo

William E. Roscoe, Ph.D., P.Eng., and David A. Ross, M.Sc., P. Geo., collaborated in the preparation of all sections of this report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22 References.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.
μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

3  RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for MAG Silver.  The information, conclusions, opinions, and estimates contained herein are based on:
•	Information available to Scott Wilson RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by MAG Silver and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by MAG Silver.  Scott Wilson RPA has not researched property title or mineral rights for the Juanicipio Joint Venture and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

4  PROPERTY DESCRIPTION AND LOCATION

The Juanicipio Joint Venture property is located in central Zacatecas State, approximately 70 km by road northwest of the state capital of Zacatecas City (Figure 4-1). Zacatecas City has a population of approximately 255,000 and is located about 550 km northwest of Mexico City.  Zacatecas City is serviced by daily flights from Mexico City.  The property is accessible by Federal Highway 49 northwest from Zacatecas City to Fresnillo, then six kilometres to the southwest along paved and dirt roads. The centre of the property is located at roughly 102° 58’ east and 23° 05’ north.

LAND TENURE

The property consists of a single mining concession measuring 7,679.21 ha (Figure 4-2).  Table 4-1 lists the tenure information for the Juanicipio concession.  All concessions in Mexico are now classed as exploitation concessions and have a 50 year life from the date of issue.

TABLE 4-1 TENURE DATA
MAG Silver Corp. – Juanicipio Joint Venture

Concession	Date Issued	Expiry Date	Area (ha)	Title No.	Owner
Juanicipio 1	13-Dec-2005	12-Dec-2055	7,679.21	Tx 226339	Minera Juanicipio S.A.

The property is owned by Minera Juanicipio S.A. de C.V. (Minera Juanicipio), a joint venture company 56% held by Fresnillo plc (Fresnillo) and 44% held by MAG Silver, with Fresnillo acting as the operator.  Industrias Peñoles S.A. de C.V. (Peñoles) holds a 77% interest in Fresnillo and therefore a beneficial 43% interest in the property.

Surface ownership over the area of interest in the northeast portion of the property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. The joint venture has purchased the surface rights of that area for US$1.40 million.

With the exception of liabilities related to the reclamation of exploration drill roads and sites, Scott Wilson is not aware of any outstanding environmental liabilities. All applicable permits required to conduct mineral exploration have been granted.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 4-1   LOCATION MAP

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 4-2   CLAIM MAP

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

5  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Juanicipio Joint Venture is located 70 km by road northwest of Zacatecas City in central Zacatecas State. The property is accessible by taking Federal Highway 49 northwest from Zacatecas City to Fresnillo and then six kilometres to the southwest along paved and dirt roads.

CLIMATE

The climate is warm and arid. Temperatures vary from 0°C to 41°C and average 21°C.  The average annual precipitation ranges from 800 mm to 1,000 mm, with the period from June to September being the rainiest.  Exploration and development can be carried out twelve months a year.

LOCAL RESOURCES

The closest full service town is Fresnillo, located eight kilometres from the property. Fresnillo has a population of approximately 200,000 and has all the services required to support a mining operation including a trained workforce, hospital, and accommodations.

The closest airport with daily air service to Mexico City is located at Zacatecas City. Both Zacatecas City and Fresnillo are serviced by rail.

There is an electric power substation in Fresnillo.

INFRASTRUCTURE

The only permanent infrastructure on the subject claim is a series of exploration roads used to access drill sites.

PHYSIOGRAPHY

The Juanicipio property lies within the Mexican Altiplano. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled valleys between mountain ranges with an average elevation of approximately 1,700 m AMSL. Local mountain ranges reach 3,000 m AMSL. Elevations on the Juanicipio property itself range from 2,350 m to 2,900 m AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is available.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

6  HISTORY

PRIOR OWNERSHIP

The Juanicipio 1 concession was originally staked in 1996, with title eventually granted in 1998.  It was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was later acquired by Ing. Martin Sutti, who optioned it to Minera Sunshine de Mexico S.A. de C.V (Minera Sunshine) until 2001.

In July 2002, Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the Juanicipio 1 concession. On August 8, 2002, MAG Silver entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos. This agreement was later amended such that MAG Silver could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property by expending US$5 million on or before the end of year four of the agreement. Peñoles committed to a minimum expenditure of US$750,000 including at least 3,000 m of drilling in the first year of the agreement.  Peñoles subscribed for US$500,000 in MAG Silver shares at the market price on signing and an additional US$500,000 in MAG Silver shares if the contract continued into the second year. As of the effective date of this report, all earn-in requirements had been met.

In 2007, Peñoles’ precious metals assets were assigned to a wholly owned subsidiary, Fresnillo.

On December 21, 2007, Fresnillo and MAG Silver announced the formation of a new company incorporated in Mexico, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG Silver, with Fresnillo acting as the operator.
Following an initial public offering and listing on the London Stock Exchange by Fresnillo in April 2008, Peñoles retains a 77% interest in Fresnillo and a beneficial 43% interest in the Juanicipio Joint Venture.

EXPLORATION HISTORY

The silver mineralization at Fresnillo was discovered in 1554 and it is probable that the Juanicipio property was prospected sporadically over the years because of its proximity to Fresnillo.

Peñoles evaluated the area prior to 1993 and drilled several holes to the northeast of the property in the 1970s and 1980s, prior to the discovery of the San Carlos vein nearby.  Concerted exploration of the areas adjoining the Juanicipio property was begun by Fresnillo in 2006 based on results from the Valdecañas Vein and San Carlos Vein.

From 2000 to 2001, Minera Sunshine contracted IMDEX Inc./Cascabel S.A. de C.V. (IMDEX/Cascabel) to complete property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, Landsat image and air photo analysis.  This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying.  The NSAMT survey was used to define structures, mainly in the northeastern part of the property. Minera Sunshine obtained drill permits to test this area but was not able to complete the drilling before terminating the option in 2001 (Megaw and Ramirez, 2001).

In April 2008, Fresnillo disclosed an initial Mineral Resource estimate for the Valdecañas deposit. In June 2008, MAG Silver retained SRK Consulting (Canada) Inc. (SRK) to prepare a NI 43-101 Technical Report documenting the initial Mineral Resource estimate prepared by Fresnillo and audited by SRK (Chartier et al., 2008).

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

7  GEOLOGICAL SETTING

The following is modified from Megaw and Ramirez (2001). Figure 7-1 shows the regional geology and Figure 7-2 depicts the regional stratigraphy.

REGIONAL GEOLOGY

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations (Simmons, 1991; Wendt, 2002). The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988).  Mesozoic marine rocks are host to the San Nicolas volcanogenic massive sulphide (VMS) deposit and Francisco Madero sedimentary exhalative (Sedex) deposit (Wendt, 2002).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic, volcaniclastic, conglomerate and locally limestone rocks, the “lower volcanic complex” and a Tertiary (~25 to 45 Ma) “upper volcanic supergroup” of caldera related, rhyolite ashflow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. Locally, these two units are separated by an unconformity (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 7-1   REGIONAL GEOLOGY

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 7-2   REGIONAL STRATIGRAPHY

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

A late northeast-southwest extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting ~35 Ma. This extension was most intense during the Miocene and developed much of the basin and range topography currently exhibited in the area. Calcrete cemented alluvium material covered the basins within the Fresnillo area.

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group (Table 7-1). The Proaño Group is broken into two formations: the “lower greywacke” Valdecañas Formation, comprised of thinly bedded greywacke and shale, and the “upper greywacke” Plateros Formation, comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988).

TABLE 7-1   STRATIGRAPHY OF THE FRESNILLO DISTRICT
MAG Silver Corp. – Juanicipio Joint Venture

(Modified after Ruvalcaba-Ruiz et al., 1988 and Wendt, 2002)

Laramide thrust faulting complicates the stratigraphy of the overlying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo district, and the Chilitos Formation volcanic and volcaniclastic rocks. Regionally, the Cerro Gordo and Fortuna limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks (Megaw and Ramirez, 2001). In this case, the Chilitos Formation volcanic and volcaniclastic rocks are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Overlying the Chilitos Formation are Tertiary volcanic rocks, the Fresnillo Formation (> 29 Ma) conglomerate, welded rhyolitic ash-flow tuff and flow domes, later (< 29 Ma) conglomerate, rhyolitic ash-flow tuff and finally upper Tertiary olivine basalt flows.

Within this stratigraphy is a quartz-monzonite stock/dyke that intruded the Fresnillo mine area in mid-Tertiary (~32.4 Ma) and is associated with the introduction of Ag-Pb-Zn mineralized skarn and argillic alteration within surrounding greywacke and calcareous units.

PROPERTY GEOLOGY

Geological mapping on the Juanicipio Property was conducted by IMDEX/Cascabel on behalf of Minera Sunshine from 2000 to 2001.  The results of this mapping are detailed in a company report by Megaw and Ramirez (2001) and are summarized below. Figure 7-3 shows the property geology.

MESOZOIC ROCKS

The oldest rocks observed in the Juanicipio area are fragments of greywacke in dumps on the Cerro Colorado area south of the property and presumably belong to the Proaño Group. The oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation at the base of Linares Canyon. They are highly deformed and sheared with local boudinage and dip shallowly to moderately northeast.

The Chilitos Formation’s upper contact is an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos and Proaño Formations, including polymictic intermediate volcanic breccias with exhalite layers.

TERTIARY IGNEOUS ROCKS

Tertiary igneous rocks are divided into two units, the Linares and Altamira volcanic assemblages which are separated by an unconformity.

The lower volcanic assemblage is informally named the Linares volcanic package by Megaw and Ramirez (2001). It consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia and rhyolite flow domes. The basal unit is composed of five metres to 20 m of epiclastic volarenites and arkoses overlain by 20 m to 100 m of variably welded, rhyolite to dacite, composite ash-flow tuff that appears to be similar to Fresnillo Formation volcanic rocks and may be correlative (Megaw and Ramirez, 2001). This unit generally hosts the pervasive silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Juanicipio property. Textural variation and Landsat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

Overlying the ash-flows is a well bedded volarenite layer and then 100 m to 150 m of welded ash-flow tuff that are less silicified than the lower unit.  Locally, several rhyolite domes occur between Linares Canyon and the Cesantoni Kaolinite Mine.

The Linares volcanic rocks are block-faulted along north-northwest trending faults with shallow to moderate southwest dips. Silicification appears to post-date the faulting as the faults only locally cut or displace silicified units (Megaw and Ramirez, 2001).

Megaw and Ramirez (2001) also describe and informally name the Altamira volcanic package after the tallest peak in the area, Cerro Altamira, where the thickest section of these volcanic rocks outcrop. These volcanic rocks overlie the Linares volcanic package across an angular unconformity overlain by a 20 m to 50 m thick layer of well bedded conglomerate and coarse volarenite. Some fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20 m to 350 m thick section of welded rhyolite to rhyodacite ash-flow tuff. Several caldera complexes have been identified within this package. As this unit is post-alteration and presumably post-mineralization and does not appear to contain any alteration, it is of little economic interest.

UPPER TERTIARY ROCKS

These rocks are composed of olivine basalt flows that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks on the property.

STRUCTURAL GEOLOGY

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high block that is bounded by several major orthogonal northeast and northwest structures. The most notable of these is the more than 200 km long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Juanicipio property. Also, it appears that the San Acacio-Zacatecas structure traverses the northeast corner of the Juanicipio property and coincides with the Valdecañas and Juanicipio veins.

On the Juanicipio property, the dominant structural features are i) 340° to 020°, or north-south structures; ii) 290° to 310° trending, steeply dipping faults; and iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon. More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio property appear to confirm the presence of these northwest trending structures and they were the primary drill targets for the 2003 and 2004 drilling program.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 7-3   PROPERTY GEOLOGY

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

8  DEPOSIT TYPES

The following is taken from Chartier et al. (2008).

The Fresnillo district is a world-class silver mining district located in the centre of the 800 km long Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca and Taxco. Fresnillo owns and operates the Proaño (Fresnillo) silver mine which has been in production since 1550.  Since 1921, the district has produced more than 730 million ounces of silver at an average grade of 405 g/t Ag, with substantial gold, lead, and zinc credits. According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 33.5 million ounces of silver in 2007, ranking second in the world.

The deposits in the district consist of low-sulphidation epithermal quartz-carbonate veins forming an extensive array of stacked steeply dipping, west to west-northwest-trending veins, crosscutting Cretaceous and Jurassic age rocks, mostly of sedimentary origin.

The veins are laterally very extensive and, although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a 300 m to 400 m range of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a subhorizontal zoning, with base metal abundance increasing with depth. The main veins have been mined continuously over lateral distances exceeding one kilometre.

The epithermal mineralization is characterized by quartz-adularia-carbonate veins, stockworks and breccias exhibiting classical epithermal textures such as colloform banding, druzy and vuggy cockade infilling, suggesting repeated episodes of hydrothermal deposition in open structures. Mineralization includes sphalerite, galena, pyrite, pyrrhotite, silver sulphosalts and gold.  The hydrothermal veins are associated with minor clay alteration.
Epithermal deposits comprise a wide range of hydrothermal deposits associated with volcanic and magmatic edifices and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks.  These deposits are typically related with arrays of regional structures developed in extensional tectonic settings.

Low sulphidation epithermal deposits are related with the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating groundwaters. Metal deposition typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold, and base metals such as lead, zinc, and occasionally copper.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

9  MINERALIZATION

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins. Both veins strike east-southeast and dip 35o to 50o southwest.

The Juanicipio vein was discovered in 2003 by MAG Silver.  Drill hole JI03-01 intersected two metres averaging 630 g/t Ag and 11.4 g/t Au at a vertical depth of approximately 515 m.  Core recovery of part of the mineralized interval was less than 50%. As of March 3, 2009, six holes had tested this area, two of which intersected significant mineralization: hole 18P cut 0.6 m grading 4,100 g/t Ag and 1.47 g/t Au, and hole 20P cut 0.92 m grading 115 g/t Ag and 4.95 g/t Au.   Further exploration work at the Juanicipio vein is required and drilling was underway at the time of the site visit.

The Valdecañas vein structure hosts the Mineral Resource reported in Section 17.  As of March 3, 2009, 51 drill holes for nearly 42,000 m of drilling had tested the lateral and depth extensions of the vein.  The vein extends beyond the Juanicipio property in both the northwest and southeast directions. It varies in true thickness from less than one metre to twenty metres, averaging approximately five metres.  The salient assay intervals are presented in Table 9-1.  The vein structure is made up of three parallel to subparallel veins and one stockwork zone:

•
The main Valdecañas vein is intersected by more than 40 core holes.  It is cut by a fault which marks a change in dip from -60° northwest of the fault to -50° southeast of the fault.  It extends from approximately 300 m to more than 900 m below surface. It has a strike length of 1,700 m within the property boundary and appears to extend into Fresnillo’s properties to the north and east.

•
The Footwall vein, also known as the Desprendido vein, is also cut by the fault marking a change in dip.  It is intersected by 14 core holes and is both lower grade and narrower than the Valdecañas vein. The Footwall vein varies in true thickness from 0.7 m to 4.5 m, averaging about two metres.

•
The Hanging Wall vein is located northwest of the fault.  It is from approximately 20 m to 100 m above the Valdecañas vein due to a steepening dip towards the southeast.  The silver grades are generally high, commonly greater than 500 g/t Ag.

•
The Stockwork zone is defined by three holes southeast of the fault.  It is located in the footwall of the Valdecañas vein, adjacent to the Valdecañas vein in two drill holes and adjacent to the Footwall zone in one hole. Although the grade is relatively low, the Stockwork zone represents incremental material to the veins.

TABLE 9-1 SELECT DRILL HOLE INTERSECTIONS
MAG Silver Corp. - Valdecañas Project

Vein	Borehole	From	To	Length	True Thickness	Ag	Au	Pb	Zn
		(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
Main Vein	16P	680.90	687.25	6.35	4.78	1,798	2.91	3.43	5.51
Main Vein	GA	669.50	676.84	7.35	5.69	562	0.55	0.80	1.92
Main Vein	GC	731.75	738.20	6.45	5.82	1,635	0.52	3.02	4.75
Main Vein	GD	804.00	823.90	19.90	16.92	1,080	3.14	6.48	5.96
Main Vein	JC	787.39	791.35	3.95	3.50	676	0.44	1.22	5.33
Main Vein	JD	825.20	834.80	9.60	8.61	392	1.01	4.36	5.41
Main Vein	KD	700.55	712.50	11.95	10.46	2,067	2.66	1.60	4.28
Main Vein	LE2	733.30	742.50	9.20	8.12	1,157	1.34	0.75	3.88
Main Vein	MB	606.48	608.56	2.07	1.50	1,708	5.39	0.48	0.25
Main Vein	MC	625.20	633.25	8.05	5.87	1,346	0.49	1.31	2.68
Main Vein	ME	684.65	692.35	7.70	5.70	1,705	3.84	2.08	4.79
Main Vein	MF	813.50	823.70	10.20	6.65	675	1.44	4.76	6.97
Main Vein	MG	835.90	841.30	5.40	3.33	192	2.29	4.24	6.17
Main Vein	ND	663.65	671.60	7.95	6.26	1,052	0.63	3.68	6.86
Main Vein	NE	708.29	716.85	8.56	6.24	798	1.86	1.08	4.45
Main Vein	OF	794.30	799.50	5.20	4.37	224	1.77	0.92	2.63
Main Vein	QE	579.15	585.35	6.20	5.64	973	0.21	2.24	4.24
Main Vein	QF	620.80	627.10	6.30	5.45	578	3.85	5.55	6.36
Main Vein	RD	774.75	783.05	8.30	6.68	842	1.20	2.19	6.39
Main Vein	SD	743.70	748.00	4.30	3.55	271	2.78	0.55	1.19
Main Vein	SE	842.60	845.05	2.45	1.87	124	0.90	0.64	3.05
Footwall Vein	KE	826.10	830.10	4.00	3.19	13	4.45	0.17	0.06
Footwall Vein	MC	684.80	692.25	7.45	5.43	487	0.30	0.11	0.18
Hanging Wall Vein	HE	674.85	678.05	3.20	2.89	1,140	1.84	0.03	0.05
Hanging Wall Vein	HG	752.25	754.65	2.40	2.11	295	0.11	0.42	1.52
Hanging Wall Vein	JC	748.80	755.40	6.60	5.82	854	7.45	1.22	2.92
Hanging Wall Vein	JD	807.95	814.60	6.65	5.97	557	1.41	2.97	3.22
Hanging Wall Vein	JE	866.40	872.55	6.15	5.34	553	0.29	0.28	1.06
Stockwork Zone	KE	830.10	839.10	9.00	7.17	44	2.02	0.87	0.33
Stockwork Zone	MG	845.00	864.25	19.25	11.91	46	1.46	0.53	2.08
Stockwork Zone	OG	871.95	886.70	14.75	11.50	45	0.84	0.61	1.00

Notes:
1.	Prior to compositing, Ag was cut to 6,000 g/t, Au cut to 16 g/t, and both Pb and Zn were cut to 15%.
2.	True thickness was calculated using an average strike of 120° and average dip of -53°.

A fourth vein known as Encino is located 200 m above the Valdecañas vein.  It is thought to dip to the north.  A Mineral Resource was not estimated for the Encino vein since it is represented by only a single drill hole to date.  Other subordinate veins, stockwork zones and breccias have also been intersected; however, their lateral continuity is weak at the current drill spacing.  Further drilling is required.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

10  EXPLORATION

Exploration on the Juanicipio property prior to MAG Silver’s involvement is documented in Section 6 of this report.  Drilling on the Juanicipio property is documented in Section 11 of this report.

In 2007, MAG Silver arranged helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. Ancillary equipment includes a real-time differential GPS navigation system, radar altimeter, video recorder, and a base station magnetometer. Full-waveform streaming electromagnetic data are recorded at 36,000 samples per second.  The total survey coverage presented was 351 line kilometres.  The survey was flown at 100 m line spacing in a north-south flight direction.

The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area.  Additional reprocessing, interpretation, and follow-up work is recommended.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

11  DRILLING

Drilling on the property has been contracted to various companies since 2004.  All the drilling has been diamond core.  Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (Perforservice), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Perforservice currently operates four drill rigs on the property.  Diamond drill holes are commonly collared using HQ (63.5 mm core diameter) equipment and reduced to NQ (47.6 mm core diameter) as drilling conditions dictate.

Fresnillo uses an up-to-date Datamine database and 3D model to plan hole location and orientation.  Spacing is meant to be 100 m both along strike and down dip in the plane of mineralization. All drill hole collars are surveyed using differential GPS or a transit system.  Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 m to 100 m.  Drilling by MAG Silver recorded surveys every 15 m.  Once a drill hole is completed, casing is pulled and collars are identified with cement monuments with the drill hole ID engraved. The site is then revegetated according to local law.

As of January 29, 2009, 71 holes have been completed on the Juanicipio property for a total of 58,492 m. Figure 11-1 and Appendix Table 25-1 summarize drilling on the property.  From May 2003 to June 2004, MAG Silver completed nine core holes for a total of 7,346 m.  From August 2005 to January 29, 2009, Fresnillo completed 62 core holes for a total of 51,146 m.

Drill hole UE includes unusual downhole survey records that cause the hole to turn westerly and steepen abruptly, intersecting the Valdecañas vein on the Juanicipio property rather than on the Fresnillo property to the east of the property boundary.  Scott Wilson RPA checked the raw Flexit data and these correspond to the resource database records.

Drill hole TI was drilled for geotechnical purposes and was not sampled according to Fresnillo’s field guidelines.  It is considered unrepresentative of the mineralization and was not used in the resource estimate.  Drill hole 13P was lost due to poor ground conditions and was also removed from resource modelling work.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 11-1   DRILL HOLE PLAN MAP

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

12  SAMPLING METHOD AND APPROACH

SAMPLING BY MAG SILVER

Drill core was brought to a core logging facility in Fresnillo where it was labelled, photographed, logged, and sampled under the supervision of MAG Silver geologists. Core recovery was generally greater than 90% except in extremely fractured near-surface rock, argillite, or wider fault structures.

Samples were collected from half core and split lengthwise with a manual wheel splitter. Sample intervals ranged from 0.1 m to more than 3.0 m in length, and mostly honour geological, alteration and mineralization contacts. Several metres were also sampled above and below mineralized zones. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Samples were shipped to BSI Inspectorate laboratories in Durango, Mexico, for sample preparation, and pulps were then sent to Reno, Nevada, for analysis. Some duplicate sample pulps were sent to ALS Chemex in Vancouver, Canada (Wetherup, 2006).

SAMPLING BY FRESNILLO

Drill core was delivered to a core handling facility located near the Saucito minesite where core is logged and sampled.  Descriptive information is collected including: recovery, lithology, alteration, structure, mineralization and rock quality designation (RQD).

Core was mechanically half split for sampling.  The splitter was cleaned regularly to avoid potential cross-sample contamination. Sample intervals ranged from 0.1 m and 1.0 m.  Overall, with MAG Silver’s samples included, 50% of the samples were taken at one metre lengths and 15% of the samples lengths are greater than one metre.
Samples were shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps were then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis (Chartier et al., 2008).

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

13  SAMPLE PREPARATION, ANALYSES AND SECURITY

MAG SILVER SAMPLES

Technicians at MAG Silver’s core facility in Fresnillo split, sealed, and labelled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment.  Samples were then transported to BSI Inspectorate preparatory lab in Durango, Mexico, by courier. The prep lab crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis (Wetherup, 2006).

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua regia digestion and flame atomic absorption analysis.  A standard fire assay was used for gold.  The procedures used by BSI Inspectorate and the detection limits of each method can be found in the appendix of Wetherup (2006).

FRESNILLO SAMPLES

The following is taken from Chartier et al. (2008).

Fresnillo sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

Assay samples were organized into batches and prepared for submission to the assay laboratory. There is no clear documentation of the security measures taken to ensure chain of custody of all samples submitted for assaying. The procedures outlined by Fresnillo staff during the 2007 site visit were found to meet generally accepted industry practices.

Core samples were labelled, double bagged, sealed with plastic cable ties and then trucked to the ALS Chemex preparation laboratory located in Guadalajara, Mexico. Pulverized samples were then shipped to the ALS Chemex laboratory in North Vancouver, British Columbia, for assaying.

The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES) and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

At ALS Chemex, core samples were prepared using industry standard preparation procedures. After reception, samples were organized into batches and weighed (method code LOG-22). Samples were then crushed to 70% passing below two millimetre mesh screen (CRU-31). A subsample of up to 1,500 g was prepared using a riffle splitter (SPL-21) and pulverized to 85% passing below 75 microns (PUL- 36).

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23). In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using a gravimetric analysis method (Ag-GRA21).

CORE STORAGE AND SECURITY

Drill core from the Juancipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite. Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’ private land near the Saucito mine shaft.  All Juanicipio drill core has been since moved to a recently constructed secure facility dedicated to Juanicipio drill core only.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

14  DATA VERIFICATION

The resource database was reviewed and verified during two site visits, a series of digital queries, checks of laboratory certificates, and review of Fresnillo’s quality assurance/quality control (QA/QC) results.  Scott Wilson RPA considers the resource database adequate to prepare a Mineral Resource estimate.

SITE VISIT AND CORE REVIEW

Scott Wilson RPA visited the site in February 2007 and again in January 2009.  Drill core from boreholes 18-P, KD, MA, MC, ME, MF, MG, and OF were reviewed and compared with assay results and descriptive log records made by Fresnillo geologists.  Scott Wilson RPA also reviewed drilling, sampling, QA/QC, and database procedures and found that work by both MAG Silver and Fresnillo is adequate for Mineral Resource estimation.

ASSAY TABLE REVIEW

Scott Wilson RPA compared database assay values against both digital and hardcopy results provided by ALS Chemex and BSI Inspectorate.  These included hardcopy assay certificates from ALS Chemex for holes 16P, 14P, 12P, MC provided by MAG Silver, and certificates for holes JU1, JU2, and JU5 from BSI Inspectorate found in Whetherup, 2006.  MAG Silver also provided edited copies of digital assay results provided by the laboratory in Excel format.  These files were not originals from the laboratory as a number of formulas and formatting edits were evident.  Nevertheless, Scott Wilson RPA compiled the files and compared the Ag, Au, Pb, and Zn results against the assay values in the resource database.  Some 2,918 of the 5,901 assays records in the database, including 315 of the 357 assays used in the resource estimate, were compared.  No significant discrepancies were found.

Scott Wilson RPA recommends that MAG Silver be copied on all assay results provided by the laboratory.

QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance/quality control programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.  Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process.  Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples.  Fresnillo also compiles results from the lab’s own internal blanks, standards, and duplicates.  Scott Wilson RPA received and reviewed a database of Fresnillo’s QA/QC results dated November 2008.

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Fresnillo submits blank samples at a rate of one in every 20 samples. Blanks were initially sourced from barren drill core and later from construction materials.  Figure 14-1 plots the results for silver values.  The noticeable increase in results at sample 225700 and another at sample 229768 may mark changes in the source material.  Scott Wilson RPA recommends a review of the blank material and source of the increased silver values in blank samples.

FIGURE 14-1   CONTROL CHART FOR BLANK MATERIAL

Results from the regular submission of standards are used to identify problems with specific sample batches and long-term biases associated with the regular assay lab.  Scott Wilson RPA reviewed results from two different standards, for a total of 61 analyses (Figures 14-2 and 14-3).  Results are acceptable.

Pulp duplicates of mineralized samples have been submitted to various laboratories to make an additional assessment of laboratory bias. Figures 14-4 to 14-6 illustrate the results.  With the exception of two or three samples, Figure 14-4 shows good correlation between International Plasma Labs Ltd. (IPL) and ALS Chemex.  Figures 14-5 and 14-6 indicated the ACME lab may be understating the silver grades in some cases.  Further investigation is required.

Scott Wilson RPA recommends that Fresnillo’s QC program include crushed reject duplicates and field duplicates. Field duplicates assess the variability introduced by selecting one half of the drill core versus the other, sampling misordering, and the nugget effect.  Reject duplicates consist of a second split of the crushed sample. The split should be taken using a similar method, have the same weight, and be analyzed at the same laboratory as the original sample. Results from the reject duplicate QC program will determine if the splitting procedures are applied consistently and are appropriate.  Once satisfied, the coarse reject duplicate program can be discontinued.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

15  ADJACENT PROPERTIES

The mining concessions contiguous with the Juanicipio property to the north and east are held by Fresnillo. In recent years, Fresnillo has focused exploration activity on tracing the San Carlos vein to the west from the known Fresnillo mining centre and on exploration for parallel veins, both to the north and south.  It has been successful in following the San Carlos vein for over six kilometres and in discovering parallel veins to the south. Fresnillo refers to the veins to the south of San Carlos as its Fresnillo II development project (Fresnillo plc, 2009a).

Fresnillo II is located less than two kilometres west of the westernmost workings of the Fresnillo Mine (Figure 15-1).  Fresnillo expects Fresnillo II to be equivalent in size to the existing Fresnillo mine, which would double Fresnillo’s production in the district within the next ten years.  The project is made up of four main vein structures: El Saucito, Jarillas, Valdecañas, and Santa Natalia.  Outside of the Juanicipio project, Fresnillo reports resources for Minera Saucito at 17.6 Mt grading 412 g/t Ag and 1.9 g/t Au for 233 million ounces of Ag and 1.1 million ounces of Au (Fresnillo plc, 2009b). This estimate groups resource classified as Measured, Indicated, and Inferred under the JORC Code.

Based on a preliminary mine plan, the expected mine life of the Fresnillo II project is 15 years.  Fresnillo is conducting environmental studies, permitting, engineering studies and developing underground access. Surface rights to more than 1,800 ha of land have been acquired.  In February 2009, Fresnillo announced that construction activities at Fresnillo II were progressing well. The Saucito shaft had reached a depth of 560 m, close to its target depth of 582 m. The Fatima service ramp for the Saucito vein reached 2,551 m in length, while the Jarillas ramp, which will connect the Saucito and Jarillas veins, was at 1,473 m in length. Construction of the Jarillas shaft had recently started and the target for the first stage of construction was 546 m. The 47 m concrete headframe had been completed and the construction of the Jarillas North ramp had reached 110 m in length. It will be used as a service ramp to the Jarillas shaft and to confirm ground conditions of the Jarillas and Santa Natalia veins. The Fresnillo II service ramps will also be used for exploration (Fresnillo plc, 2009a; Fresnillo plc, 2009b).

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 15-1   ADJACENT PROPERTIES

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

16  MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork was completed at the Centro de Investigación y Desarrollo Tecnológico (CIDT), a division of Peñoles.  The primary objectives of the testwork were as follows:

•	Determine mineralogy.
•	Determine crushing and milling parameters.
•	Determine solid-liquid separation parameters.
•	Optimize concentrate grades.
•	Optimize recoveries.
•	Develop process flow chart and metallurgical balance.
•	Evaluate gold and silver recovery potential in pyrites.
•	Evaluate tailings acid generating potential.

The information presented in the following sections is based on the report entitled “Proyecto Juanicipio 002-102606, Recuperacion de Oro, Plata, Plomo y Zinc, Reporte de Avance No.1”, dated May 8, 2008, and the presentation entitled “Juanicipio, Recuperacion de Oro, Plata, Plomo y Zinc, Proyecto: 002-101308” dated January 2009.

SAMPLE PREPARATION

Table 16-1 provides details on the samples used for the testwork program.

TABLE 16-1 SAMPLE DESCRIPTION
MAG Silver Corp. - Valdecañas Project

Date	Number of Drill Holes	Drill Hole IDs	Number of Samples	Thickness (m)	Weight (kg)
February 07	5	MB, MC, ME, MF, KD	38	40	79
October 07	5	KC, IE, GC, GD, GB	41	37	78
August 08	6	GA, UE, QD, QE, QF, OF	80	79	117
Total	16		159	156	274

Six composite samples were prepared for metallurgical tests, as described in Table 16-2.  With the intent of developing localized and global samples, three of the composites included samples from specific sections, while the other three were composed of samples from various different areas of the deposit.

TABLE 16-2 COMPOSITE SAMPLES FOR FLOTATION TESTWORK
MAG Silver Corp. - Valdecañas Project

Composite	Number of Drill Holes	Drill Hole IDs	Number of Samples	Thickness (m)
General	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	79	76
Section G	3	GC, GD, GB	35	30
Sections I + K	3	IE, KD, KC	18	18
Section M	4	MB, MC, ME, MF	26	28
Special 1	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	43	40
Special 2	10	GC, GD, GB, IE, KD, KC, MB, MC, ME, MF	35	33

BOND WORK INDEX TESTING

Two 5.0 kg samples were prepared for Bond Work Index (BWI) testing.  The first integrated the samples received in February 2007, and the other integrated samples from October 2007.  Table 16-3 outlines the results of this work.  The BWI values are typical of hard minerals, and indicative of samples with high quartz content.

TABLE 16-3 BOND WORK INDEX TESTS
MAG Silver Corp. - Valdecañas Project

Composite	BWI (kWh/ton)
MB, MC, ME, MF, KD	16.5
KC, IE, GC, GD, GB	18.2
Average	17.4

HEAD GRADE ANALYSIS

Composites were pulverized, separated into -150 mesh and +150 mesh material, weighed, and analyzed for gold, silver, lead, zinc, copper, iron, arsenic, and antimony. Table 16-4 outlines the results of the combined ±150 mesh chemical analysis.  Note that composites Special 1 and Special 2 were prepared by combining samples that were selected based on suspected lower grades of silver, lead, and zinc.

TABLE 16-4 HEAD GRADE ANALYSIS
MAG Silver Corp. - Valdecañas Project

Composite	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	As (%)	Sb (%)
General	2.67	1217	3.80	4.15	0.11	9.66	0.50	0.01
Section G	2.71	911	6.11	3.77	0.16	8.49	0.30	0.01
Sections K + I	2.85	1873	1.88	3.72	0.06	7.50	0.58	0.02
Section M	1.82	1151	2.92	5.36	0.09	12.61	0.74	0.02
Special 1	1.68	557	1.40	2.36	0.04	7.46	-	-
Special 2	1.71	328	0.92	1.49	0.06	6.23	-	-

In general, the head grades of the -150 mesh and +150 mesh samples were similar, with grade variations between -3.5% and 2.9% for the various elements.  Calculated assays for silver were found to be consistently greater than direct assays by 1.0% to 2.9%, which indicates a low presence of heavy metallic silver.

MINERALOGY

Table 16-5 outlines the mineralogy of the General composite sample, as determined through modal and X-ray diffraction analyses.

TABLE 16-5 MINERALOGICAL COMPOSITION
MAG Silver Corp. - Valdecañas Project

Element	Percentage (%)
Galena	4.36
Sphalerite	8.99
Chalcopyrite	0.20
Pyrite	14.02
Arsenopyrite	1.19
Silver Type Species	0.07
Silver sulphosalts	0.10
Gangue	71.08
Total	100

Silver type species include electrum, native silver, acanthite, and aguilarite.  Silver sulphosalts include pyrargyrite, proustite, polybasite, freibergite and argentite/tennantite.  Gangue is principally composed of quartz, calcite, and silicoaluminates.

Approximately 50% of the silver is contained within the silver type species, with 41% as acanthite.  The other 50% is contained within the sulphosalts, with 44% as pyrargyrite.  The sulphides are fine-grained in nature, with inclusions of silver type species and sulphosalts in galena, sphalerite, pyrite, and arsenopyrite.  The sphalerite contains approximately 53% of the zinc and 10% of the iron.

The degree of liberation for the various mineralogical components is summarized in Table 16-6 for the General composite sample milled to 80% passing 55 microns.

TABLE 16-6 DEGREE OF LIBERATION
MAG Silver Corp. - Valdecañas Project

Element	Percentage (%)
Galena	81.58
Sphalerite	79.23
Chalcopyrite	71.72
Pyrite	83.75
Arsenopyrite	75.16
Silver Type Species	39.81
Silver sulphosalts	65.23
Gangue	95.94

From these results, good recovery of zinc and lead is anticipated in the concentrates.  Lower recoveries are expected for copper and silver, but can be improved with finer milling.  Liberation of galena, sphalerite, and chalcopyrite increases to 93%, 86% and 75%, respectively, when the sample is ground to 80% passing 40 microns.  Due to the fine-grained mineralogical texture of the sample, it is necessary to grind the sample to this size in order to obtain acceptable grades and recoveries.  Even at this fine grind, it is noted that a material amount of gold and lesser amounts of silver are contained within pyrites with particle sizes smaller than 5 microns.

FLOTATION TESTS

Results from open circuit flotation testing on the General composite are shown in Table 16-7, as per the May 2008 report.  This represents the metallurgical balance from flotation tests using optimal conditions determined prior to May 2008.  Table 16-8 outlines the same data for tests completed up to the end of 2008.

TABLE 16-7 METALLURGICAL BALANCE (MAY 2008)
MAG Silver Corp. - Valdecañas Project

		Assays						Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	Au	Ag	Pb	Zn	Cu	Fe
Feed	100.0	2.67	1,217	3.80	4.15	0.11	9.66	100.00	100.00	100.00	100.00	100.00	100.00
Lead Conc.	8.4	22.92	12,585	43.24	8.44	0.72	10.97	72.0	86.8	95.6	17.1	57.0	9.5
Zinc Conc.	6.7	3.03	832	0.34	47.92	0.47	10.86	7.6	4.6	0.6	77.8	29.9	7.6
Tails	84.9	0.64	123	0.17	0.25	0.02	9.43	20.4	8.6	3.8	5.1	13.1	82.9

TABLE 16-8 METALLURGICAL BALANCE (JANUARY 2009)
MAG Silver Corp. - Valdecañas Project

		Assays						Distribution (%)
Product	Weight (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	Au	Ag	Pb	Zn	Cu	Fe
Feed		1.64	812	1.86	3.17	0.11	9.66	100.0	100.0	100.0	100.0	100.0	100.0
Lead Conc.	3.9	25.92	17,498	42.58	7.84	0.83	9.76	62.0	84.4	89.7	9.7	29.6	4.0
Zinc Conc.	5.2	1.94	898	0.55	50.30	0.45	9.62	6.1	5.7	1.5	82.1	21.3	5.2
Iron Conc.	15.0	2.14	366	0.30	0.25	0.03	32.93	19.6	6.8	2.4	1.2	4.6	51.2
Tails	75.9	0.27	33	0.16	0.29	0.06	5.05	12.3	3.1	6.4	7.0	44.4	39.7

Flotation tests for the other composites showed relatively similar results to the General composite.  Considering the fine-grained nature of the mineralogy, the results indicate good response to selective flotation.  Recovery of gold, silver and lead in the lead concentrate, and zinc in the zinc concentrate are considered satisfactory at this stage of testing.

The tailings in the May 2008 tests were found to contain approximately 20% and 9% of gold and silver as pyrite inclusions, respectively.  Preliminary tests indicated the potential to recover 20% of the gold and 7% of the silver in an iron concentrate.  However, the concentrate grades are too low to make this a commercial product.  Preliminary cyanidation tests of material finely ground to 80% passing 5 microns showed approximate recoveries of 80% and 90% for gold and silver, respectively.  The optimal method to recover gold and silver in pyrite is still currently being considered.

The flotation process requires three stages of cleaning for lead concentrate, and four stages for zinc concentrate.  Due to the presence of native silver and electrum, the incorporation of gravity separation should be considered to help improve recovery and mitigate head grade variability in the feed.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

17  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Scott Wilson RPA estimated Mineral Resources for the Valdecañas vein system using drill hole data available as of January 29, 2009.  At a net smelter return (NSR) cut-off of US$50/t, Indicated Mineral Resources are estimated to total 2.95 million tonnes of 879 g/t Ag, 2.22 g/t Au, 2.39% Pb, and 4.15% Zn.  Inferred Mineral Resources are estimated to total 7.21 million tonnes of 458 g/t Ag, 1.54 g/t Au, 1.89% Pb, and 3.14% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork zone.  There are no Mineral Reserves estimated at Valdecañas.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead, and 269 million pounds of zinc. The Inferred Resource contains an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead, and 498 million pounds of zinc.

RESOURCE DATABASE

As operator, Fresnillo maintains the resource database and provides MAG Silver with ASCII or Excel files when requested.  Scott Wilson RPA received data for most holes in ASCII format.  Assay values for hole LE2 were received in Datamine format, and data for hole ND was received in Excel format.  Data were amalgamated and parsed as required and imported into Gemcom Software International Inc. (Gemcom) Resource Evaluation Version 6.13 for modelling.  Listed below is a summary of records directly related to the resource estimate.  Holes outside the resource area are not included in this summary:
•	Holes: 51
•	Surveys: 678
•	Assays: 5,037
•	Composites 151
•	Lithology: 2,406
•	Full vein width composites: 155
•	Density measurements: 2,461

Drill hole TI was excluded from the modelling process since it was drilled for geotechnical purposes and is considered unrepresentative of the mineralization.  Failed hole 13P was also removed from the database.

Section 14, Data Verification, describes the verification steps made by Scott Wilson RPA.  In summary, no discrepancies were identified and Scott Wilson RPA is of the opinion that the Gemcom drill hole database is valid and suitable to produce a Mineral Resource estimate for the Valdecañas vein system.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Scott Wilson RPA created southeast looking vertical sections spaced 50 m apart, level plans spaced 10 m apart, and one inclined longitudinal section parallel to the main Valdecañas vein.  Wireframe models of the veins were built using 3D wobbly polylines on each cross-section.  At model extremities, polylines were extrapolated 50 m or more beyond the last drill hole section.  A minimum number of nodes were used to simplify updates.  Polylines were joined together in 3D using tie lines and the continuity was checked using the longitudinal section and level plans.

The veins were modelled as logged, however, narrow intercepts were “bulked out” to 1.5 m true thickness where required.   Polylines were mostly ‘snapped’ to assay intervals, however, in some cases partial assays were used under the assumption that the mineralized stockwork material is more intense and higher grade near the vein contact.  A few intersections were “tightened” using grade as a guide.  The veins were initially modelled in their entirety, despite areas of low grade or exceptionally narrow intersections.

•
The main Valdecañas vein is intersected by more than 40 core holes.  It is cut by a fault which marks a change in dip from -60° northwest of the fault to -50° southeast of the fault.  The well mineralized part of the vein extends from approximately 300 m to more than 900 m below surface and has a strike length of 1,700 m on the property boundary.  It appears to extend into Fresnillo’s properties to the north and east.

•
The Footwall vein, also known as the Desprendido vein, is also cut by the fault marking a change in dip.  It is intersected by 14 core holes and is lower grade and narrower than the Valdecañas vein. The Footwall vein varies in true thickness from 0.7 m to 4.5 m, averaging about two metres.

•
The Hanging Wall vein is located northwest of the fault.  It ranges from approximately 20 m to 100 m above the Valdecañas vein due to a steepening dip towards the southeast.  The silver grades are generally high, commonly greater than 500 g/t Ag.

•
The Stockwork zone, defined by three holes southeast of the fault, is located in the footwall of the Valdecañas vein.  It is adjacent to the Valdecañas vein in two drill holes and adjacent to the Footwall zone in one hole, and, although the grade is relatively low, the Stockwork zone represents incremental material to the veins.

Intercept grade, true thickness and grade times thickness (GT) values were plotted on 1:2,500 scale inclined longitudinal sections.  Manual contouring outlined a moderate to steep rake to the southeast for the higher grade portions of the Valdecañas vein.  Sharp decreases in grade and/or thickness suggest that block grades would be best estimated within ‘resource panels’ using hard boundaries.  Using an NSR cut-off value of US$50/t, resource panels were outlined on the inclined longitudinal section and the wireframe models were clipped where required.  There are three exceptions to the hard boundary rule:

1.	Hole GA is a high grade hole located outside the northern property boundary.

2.	Hole QD is a low grade holes located near, or inside, the low grade zone that bisects part of the Valdecañas vein east of the fault.

3.	Hole OG was used to define Stockwork zone and interpolate grades but was located outside the final domain boundary due to low NSR values.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

STATISTICAL ANALYSIS

Assay values located inside the wireframes were tagged with domain identifiers and exported for statistical analysis.  Results were used to help verify the modelling process.  Basic statistics by rock type are summarized in Table 17-1.

TABLE 17-1 DESCRIPTIVE STATISTICS OF RESOURCE ASSAY VALUES
MAG Silver Corp. - Valdecañas Project

	Length	Ag	Au	Pb	Zn
	(m)	(g/t)	(g/t)	(%)	(%)
All Veins
No. of Cases	357	357	357	357	357
Minimum	0.45	1	0.01	0.00	0.00
Maximum	1.85	15,026	30.20	30.00	15.30
Median	1.00	174	0.69	0.74	2.17
Arithmetic Mean	0.96	671	1.84	1.96	3.22
Standard Deviation	0.20	1,454	3.49	3.49	3.41
Coefficient of Variation	0.21	2.2	1.90	1.78	1.06
Valdecañas Vein
No. of Cases	265	265	265	265	265
Minimum	0.45	4	0.01	0.00	0.00
Maximum	1.85	15,026	30.20	30.00	15.30
Median	1.00	227	0.66	0.98	3.17
Arithmetic Mean	0.96	755	1.84	2.35	3.82
Standard Deviation	0.21	1,514	3.38	3.86	3.50
Coefficient of Variation	0.21	2.0	1.83	1.64	0.92
Hanging Wall Vein
No. of Cases	33	33	33	33	33
Minimum	0.60	1	0.01	0.00	0.01
Maximum	1.40	10,000	29.30	12.05	12.45
Median	1.00	342	0.30	0.34	0.84
Arithmetic Mean	0.92	911	2.60	1.19	2.13
Standard Deviation	0.21	1,814	5.78	2.31	3.05
Coefficient of Variation	0.22	2.0	2.23	1.93	1.43
Footwall Vein
No. of Cases	15	15	15	15	15
Minimum	0.60	11	0.02	0.01	0.02
Maximum	1.50	4,810	13.75	5.09	5.08
Median	1.00	88	0.46	0.13	0.11
Arithmetic Mean	1.05	506	1.52	0.54	0.60
Standard Deviation	0.26	1,227	3.44	1.28	1.33
Coefficient of Variation	0.25	2.4	2.26	2.40	2.21
Stockwork Zone
No. of Cases	44	44	44	44	44
Minimum	0.65	6	0.07	0.03	0.03
Maximum	1.30	193	4.22	3.77	13.75
Median	1.00	33	1.13	0.36	0.73
Arithmetic Mean	0.98	46	1.33	0.65	1.33
Standard Deviation	0.10	40	1.03	0.87	2.16
Coefficient of Variation	0.10	0.9	0.78	1.35	1.62

CUTTING HIGH-GRADE VALUES

Where the assay distribution is skewed positively or approaches log-normal, erratic high-grade assay values can have a disproportionate effect on the average grade of a deposit.  One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level.  In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Review of the resource assays histograms and a visual inspection of high-grade values on vertical sections suggest cutting erratic values to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc.  Only assays within the Valdecañas and Hanging Wall veins were affected (Table 17-2).  The coefficient of variation (CV) values are all less than two and the average silver grade in the Valdecañas vein was reduced from 755 g/t to 705 g/t by cutting high values to 6,000 g/t.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

TABLE 17-2 DESCRIPTIVE STATISTICS OF CUT RESOURCE ASSAY VALUES
MAG Silver Corp. - Valdecañas Project

	Length	Cut Ag	Cut Au	Cut Pb	Cut Zn
	(m)	(g/t)	(g/t)	(%)	(%)
All Veins
Cutting Level		6,000	16.00	15.00	15.00
Number of Values Cut		5	3	3	2
Percent of Values Cut		1.4%	0.8%	0.8%	0.6%
No. of Cases	357	357	357	357	357
Minimum	0.45	1	0.01	0.00	0.00
Maximum	1.85	6,000	16.00	15.00	15.00
Median	1.00	174	0.69	0.74	2.17
Arithmetic Mean	0.96	623	1.73	1.86	3.22
Standard Deviation	0.20	1,137	2.80	2.89	3.41
Coefficient of Variation	0.21	1.8	1.62	1.55	1.06
Valdecañas Vein
Cutting Level		6,000	16.00	15.00	15.00
Number of Values Cut		4	2	3	2
Percent of Values Cut		1.5%	0.8%	1.1%	0.8%
No. of Cases	265	265	265	265	265
Minimum	0.45	4	0.01	0.00	0.00
Maximum	1.85	6,000	16.00	15.00	15.00
Median	1.00	227	0.66	0.98	3.17
Arithmetic Mean	0.96	704	1.76	2.22	3.81
Standard Deviation	0.21	1,190	2.78	3.14	3.49
Coefficient of Variation	0.21	1.7	1.58	1.42	0.92
Hanging Wall Vein
Cutting Level		6,000	16.00	15.00	15.00
Number of Values Cut		1	1	0	0
Percent of Values Cut		3.0%	3.0%	0.0%	0.0%
No. of Cases	33	33	33	33	33
Minimum	0.60	0.00	0.01	0.00	0.01
Maximum	1.40	6,000	16.00	12.05	12.45
Median	1.00	342	0.30	0.34	0.84
Arithmetic Mean	0.92	789	2.20	1.19	2.13
Standard Deviation	0.21	1,225	4.07	2.31	3.05
Coefficient of Variation	0.22	1.6	1.86	1.93	1.43

COMPOSITING

Sample lengths range from 45 cm to nearly two metres within the wireframe models.  Almost 60% of samples were taken at one metre intervals.  Approximately 15% have lengths greater than one metre.  Given these distributions, and considering the width of the mineralization, Scott Wilson RPA chose to composite to two metre lengths.  Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary.  Orphan composites less than two metres were averaged throughout the interval.  This averaging resulted in composites ranging from 1.55 m to almost four metres.

Table 17-3 summarizes statistics of the cut composite values.  When compared to Table 17-2, the average grades are roughly the same and the CV values have been reduced.

TABLE 17-3 DESCRIPTIVE STATISTICS OF COMPOSITE VALUES
MAG Silver Corp. - Valdecañas Project

	Length	Ag	Au	Pb	Zn	Cut Ag	Cut Au	Cut Pb	Cut Zn
	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(%)	(%)
All Veins
No. of Cases	151	151	151	151	151	151	151	151	151
Minimum	1.55	8	0.02	0.00	0.01	8	0.02	0.00	0.01
Maximum	4.00	6,970	21.70	20.11	10.01	3,909	13.95	13.76	10.01
Median	2.15	264	0.90	1.00	2.47	264	0.90	1.00	2.47
Arithmetic Mean	2.28	645	1.78	2.01	3.26	608	1.69	1.91	3.25
Standard Deviation	0.39	998	2.83	2.83	2.67	842	2.31	2.40	2.67
Coefficient of Variation	0.17	1.5	1.59	1.41	0.82	1.4	1.37	1.26	0.82
Valdecañas Vein
No. of Cases	110	110	110	110	110	110	110	110	110
Minimum	1.55	8	0.02	0.00	0.01	8	0.02	0.00	0.01
Maximum	3.96	6,970	21.70	20.11	10.01	3,909	13.95	13.76	10.01
Median	2.21	312	0.89	1.52	3.63	312	0.89	1.52	3.63
Arithmetic Mean	2.31	752	1.81	2.43	3.88	708	1.74	2.30	3.88
Standard Deviation	0.38	1,115	2.78	3.14	2.67	933	2.34	2.63	2.67
Coefficient of Variation	0.17	1.5	1.54	1.29	0.69	1.3	1.34	1.15	0.69
Hanging Wall Vein
No. of Cases	14	14	14	14	14	14	14	14	14
Minimum	1.75	190	0.11	0.03	0.05	189.73	0.11	0.03	0.05
Maximum	3.20	1,891	18.41	5.54	7.38	1,612	13.57	5.54	7.38
Median	2.20	614	0.38	0.59	1.52	614	0.38	0.59	1.52
Arithmetic Mean	2.18	788	2.58	1.27	2.28	734	2.14	1.27	2.28
Standard Deviation	0.35	535	4.91	1.56	2.36	446	3.64	1.56	2.36
Coefficient of Variation	0.16	0.7	1.91	1.23	1.04	0.6	1.70	1.23	1.04
Footwall Vein
No. of Cases	7	7	7	7	7	7	7	7	7
Minimum	1.63	13	0.14	0.07	0.05	13	0.14	0.07	0.05
Maximum	4.00	1,018	4.45	3.89	3.88	1,018	4.45	3.89	3.88
Median	2.48	219	0.45	0.17	0.24	219	0.45	0.17	0.24
Arithmetic Mean	2.36	398	0.96	0.74	0.81	398	0.96	0.74	0.81
Standard Deviation	0.82	392	1.55	1.40	1.39	392	1.55	1.40	1.39
Coefficient of Variation	0.35	1.0	1.62	1.88	1.72	1.0	1.62	1.88	1.72
Stockwork Zone
No. of Cases	20	20	20	20	20	20	20	20	20
Minimum	2.11	10	0.23	0.06	0.04	10	0.23	0.06	0.04
Maximum	2.25	89	2.81	2.05	4.86	89	2.81	2.05	4.86
Median	2.14	43	1.44	0.48	0.84	43	1.44	0.48	0.84
Arithmetic Mean	2.15	45	1.35	0.63	1.35	45	1.35	0.63	1.35
Standard Deviation	0.05	22	0.75	0.53	1.35	22	0.75	0.53	1.35
Coefficient of Variation	0.03	0.5	0.56	0.85	1.00	0.5	0.56	0.85	1.00

DENSITY

Fresnillo performed 2,728 density measurements, including 229 located within the resource wireframe models.  Fresnillo uses the water displacement method to determine volume and a triple beam balance to measure mass on individual pieces of drill core.  Fresnillo’s density measurements are recorded with a hole identifier plus the ‘from’ and ‘to’ location along the drill hole trace.  The from/to data indicate that more than 2,000 of the measurements have lengths greater than the average sample length of one metre, including 984 measurements with lengths greater than ten metres.  Scott Wilson RPA was unable to confirm what these lengths mean.

Statistical analysis of the density values was done overall and by vein.  Scott Wilson RPA chose to use the following density values to convert volume to tonnage.
Valdecañas vein:                                           2.90 t/m3
Hanging Wall vein:                                       2.70 t/m3
Footwall vein:                                                 2.80 t/m3
Stockwork zone:                                             2.70 t/m3

INTERPOLATION PARAMETERS

Variography did not produce results suitable for kriging.  Grade interpolation for silver, gold, lead, and zinc was made using inverse distance cubed (ID3) with a minimum of two to a maximum of five composites per block estimate.  The search ellipse varied slightly by vein (Table 17-4).  Hard boundaries were used to limit the use of composites between veins.  Figures 17-4 to 17-8 illustrate the results.

As noted above, three holes located outside the vein wireframes were used to interpolate block grades: (1) hole GA, located beyond the property boundary and used to estimate block grades in the Valdecañas vein; (2) hole QD, a low grade hole also used to estimate grades in the Valdecañas vein; and (3) hole OG, used to estimate grades in the Stockwork zone.

TABLE 17-4 BLOCK ESTIMATE SEARCH STRATEGY
MAG Silver Corp. - Valdecañas Project

Domain within each Rock Type	Z	Y	Z	Long (m)	Inter. (m)	Short (m)

Valdecañas Vein	00°	-55°	-45°	200	150	50
Hanging Wall Vein	00°	-65°	00°	150	150	50
Footwall Vein	00°	-55°	00°	150	150	50
Stockwork Zone	00°	-55°	00°	150	150	50

* Note: Gemcom ZYZ rotation nomenclature is used above.  Positive rotation around the X axis is from Y towards Z, around the Y axis is from Z toward X, and around the Z axis is from X toward Y.

BLOCK MODEL

The Gemcom block model is rotated 62.7o and is made up of 115 columns, 110 rows, and 115 levels for a total of 1,454,750 blocks.  The model origin (lower-left corner at highest elevation) is at UTM coordinates 711,336 mE 558,835 mN and 2,130 m elevation.  Each block is 10 m wide, 10 m high, and 25 m along strike. A partial block model is used to manage blocks partially filled by mineralized rock types, including blocks along the edges of the deposit. A partial model has a parallel block model containing the percentage of mineralized rock types contained within each block.  The block model contains the following information:
•	domain identifiers with rock type;

•	estimated grades of silver, gold, lead, and zinc inside the wireframe models;

•	NSR estimates calculated from block grades and related economic and metallurgical assumptions;

•	the percentage volume of each block within the mineralization wireframes;

•	tonnage factors, in tonnes per cubic metre, specific to each rock type;

•	the distance to the closest composite used to interpolate the block grade; and

•	the resource classification of each block.

NSR CUT-OFF VALUE

Net smelter return (NSR) factors were developed by Scott Wilson RPA for the purposes of geological interpretation and resource reporting.  NSR is the estimated value per tonne of mineralized material after allowance for metallurgical recovery and consideration of smelter terms, including payables, treatment charges, refining charges, price participation, penalties, smelter losses, transportation, and sales charges.

Input parameters used to develop the NSR factors have been derived from recent metallurgical testwork on the Valdecañas vein and smelter terms from comparable projects.  These assumptions are dependent on the processing scenario, and will be sensitive to changes in inputs from further metallurgical testwork.  Key assumptions are listed below:

● Metal prices:	US$12.50 per ounce of silver
US$800 per ounce of gold
US$0.45 per pound of lead
US$0.70 per pound of zinc

● Recoveries based on preliminary metallurgical testing:	67% Ag recovery to Pb concentrate
86% Au recovery to Pb concentrate
93% Pb recovery to Pb concentrate
80% Zn recovery to Zn concentrate

The net revenue from each metal was calculated and then divided by grade to generate an NSR factor.  These NSR factors represent revenue ($) per metal unit (per g Ag, for example), and are independent of grade.  Scott Wilson RPA used the following factors to calculate NSR:
Ag:           $0.33 per g/t
Au:           $17.04 per g/t
Zn:           $5.57 per %
Pb:           $4.01 per %

These NSR factors were used to calculate an NSR value ($ per tonne) for each block in the block model, which was compared directly to unit operating costs required to mine that block. For the purposes of developing an NSR cut-off value, a total unit operating cost of US$50 per tonne milled was assumed, which includes mining, processing, and general and administrative expenses.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 17-4   VERTICAL SECTION 2200SE

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 17-5   VERTICAL SECTION 2400SE

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 17-6   LEVEL PLAN 1740Z

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 17-7   LEVEL PLAN 1590Z

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

FIGURE 17-8   INCLINED LONGITUDINAL SECTION

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

CLASSIFICATION

Definitions for resource categories used in this report are consistent with those defined by CIM (2005) and adopted by NI 43-101.  In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.  Mineral Resources are classified into Measured, Indicated and Inferred categories.  A Mineral Reserve is defined as the “economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study”.  Mineral Reserves are classified into Proven and Probable categories.

Resources were classified as Indicated or Inferred based on drill hole spacing and the apparent continuity of mineralization. The previous Mineral Resource was all classified as Inferred (Chartier et al., 2008), however, the improved drilling density after more than 20,000 m of infill drilling done during 2008 allows classification of Indicated Resources. The Indicated Resource in the Valdecañas vein is in the central part where good continuity of higher grade mineralization is reasonably well established with drill holes spaced at about 100 m. Most of the Hanging Wall vein is classified as Indicated because of the good continuity apparent at approximately 100 m drill hole spacing.  The lower grades seen in the Inferred Resource stem largely from lower grade material in the up-dip and down-dip projections of the Valdecañas vein.  The Footwall vein and the Stockwork zone are classified as Inferred Resource.  No Mineral Reserves have been estimated for the Juanicipio property.

MINERAL RESOURCE REPORTING

Drill hole data available as of January 29, 2009, were used to estimate Mineral Resources potentially mineable by underground methods (Tables 17-5 and 17-6).  At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 2.95 million tonnes of 879 g/t Ag, 2.22 g/t Au, 2.39% Pb, and 4.15% Zn.  Inferred Mineral Resources are estimated to total 7.21 million tonnes of 458 g/t Ag, 1.54 g/t Au, 1.89% Pb, and 3.14% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork zone.  There are no Mineral Reserves estimated on the property.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead, and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead, and 498 million pounds of zinc.

TABLE 17-5 JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100% BASIS) – MARCH 3, 2009
MAG Silver Corp. - Valdecañas Project

	Tonnage	Ag	Au	Pb	Zn	NSR	Ag	Au	Pb	Zn
	M t	g/t	g/t	%	%	US$/t	M oz	K oz	M lbs	M lbs
INDICATED
Valdecañas	2.54	900	2.10	2.56	4.42	368	73	171	144	247
Hanging Wall	0.41	750	2.94	1.29	2.46	317	10	38	12	22
Total Indicated	2.95	879	2.22	2.39	4.15	361	83	210	155	269

INFERRED
Valdecañas	5.81	523	1.56	2.19	3.61	228	98	292	281	463
Footwall	0.48	339	1.43	0.60	0.64	142	5	22	6	7
Hanging Wall	0.11	549	0.43	0.64	1.48	199	2	2	2	4
Stockwork	0.80	45	1.57	0.67	1.39	52	1	41	12	25
Total Inferred	7.21	458	1.54	1.89	3.14	202	106	356	301	498

Notes:
1.	CIM Definition Standards have been followed for classification of Mineral Resources.
2.
Mineral Resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum NSR value of US$50 per tonne, which is the effective cut-off. All blocks within the wireframes are reported as part of the Mineral Resource. Approximately 2% of the Indicated tonnes and 6% of the Inferred tonnes have values less than US$50 per tonnes but are included for continuity. Much of the Stockwork zone has NSR values less than US$50 per tonne, but it is included as Mineral Resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall veins.

3.
NSR values are calculated in US$ using factors of $0.33 per g/t Ag, $17.04 per g/t Au, $4.01 per % Pb and $5.57 per % Zn. These factors are based on metal prices of US$12.50/oz Ag, US$800/oz Au, $0.45/lb Pb and $0.70/lb Zn and estimated recoveries and smelter terms.

4.	The Mineral Resource estimate uses drill hole data available as of January 29, 2009.
5.
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates; as a result column totals may not add.

MINERAL RESOURCE VALIDATION

Scott Wilson RPA validated the block model by visual inspection, volumetric comparison, swath plots, and a comparison with results using inverse distance to the power of five grade interpolation.  Visual comparison on vertical sections and plan views, and a series of swath plots found good overall correlation between block grades and composite grades.

The estimated total volume of the wireframe models is 3,553,000 m3, while the volume of the block model at a zero grade cut-off is 3,541,000 m3.  The small difference in volume may be due to Gemcom’s needling method that estimates the percentage of mineralization within each block.  Results are listed by vein in Table 17-7.

TABLE 17-7 VOLUME COMPARISON
MAG Silver Corp. - Valdecañas Project

	Volume Wireframes	Volume Blocks	Difference
	(m3 x1,000)	(m3 x1,000)	(%)
Valdecañas Vein	2,888	2,896	0%
Footwall Vein	182	180	-1%
Hanging Wall Vein	193	192	-1%
Stockwork Zone	291	273	-6%
Total	3,553	3,541	0%

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

18  OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

19  ADDITIONAL REQUIREMENTS

This section is not applicable.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

20  INTERPRETATION AND CONCLUSIONS

MAG Silver and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest corner of the world-class Fresnillo silver mining district.  The discovery is located in the northeast corner of the property and consists of two Ag-Au-Pb-Zn epithermal structures known as Valdecañas and Juanicipio vein systems.  Most exploration on the property has focused on these two vein systems.  There is good exploration potential remaining in the Juanicipio and Encino veins and elsewhere on the property, which remains largely underexplored.  A significant exploration budget is warranted.

Scott Wilson RPA estimated Mineral Resources for the Valdecañas vein system using drill hole data available as of January 29, 2009.  At an NSR cut-off of US$50/t, Indicated Mineral Resources are estimated to total 2.95 million tonnes of 879 g/t Ag, 2.22 g/t Au, 2.39% Pb, and 4.15% Zn.  Inferred Mineral Resources are estimated to total 7.21 million tonnes of 458 g/t Ag, 1.54 g/t Au, 1.89% Pb, and 3.14% Zn.  The Mineral Resources are contained within the Valdecañas, Footwall, and Hanging Wall veins and the Stockwork zone.  The Valdecañas vein extends to the property boundary in both the northwest and southeast directions.  There is some potential to extend the Mineral Resource in the up-dip and down-dip directions.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead, and 269 million pounds of zinc. The Inferred Resource contains an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead, and 498 million pounds of zinc.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

21  RECOMMENDATIONS

The Juanicipio property hosts a significant Ag-Au-Pb-Zn deposit and merits considerably more exploration work.  Scott Wilson RPA recommends a Phase 1 budget of US$4.3 million for 2009 to advance the Valdecañas vein system and explore elsewhere on the property.  Phase 1 should include:

•	5,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along strike and up- and down-dip directions.

•	5,300 m of drilling at the Juancipio vein to explore for extensions of the known mineralization.

•
Drilling at the Encino vein along strike and down-dip directions to provide an understanding of its geometry and dimensions.  It is currently thought to dip to the north.  If true, then this program could total more than 8,000 m of drilling.

•	A property-wide exploration program including airborne geophysics, mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

•	Drill hole data from outside the JV property boundary should be requested from Fresnillo to help estimate the grade of the Valdecañas vein.

•	A Preliminary Assessment with an initial economic analysis of the potential viability of the project.

Table 21-1 shows the proposed Phase 1 budget of US$4.3 million.  Phase 2 may begin as early as January 2010, and is contingent on Phase 1 results.  Phase 2 should include follow-up drilling of all known occurrences, initiation of a Prefeasibility Study and possibly underground follow-up work on the Valdecañas vein.  The tentative Phase 2 budget of US$5 million (Table 21-1) is subject to modification as work progresses.

TABLE 21-1 PROPOSED PHASE 1 BUDGET (100% BASIS)
MAG Silver Corp. - Valdecañas Project

PHASE ONE
Head office and management fees	100,000
Drilling (~24,000 m)	3,000,000
Preliminary Assessment	100,000
Geotechnical Study	6,000
Interpretation, resource update etc.	40,000
Other supplies (transport, drilling related consumables etc.)	600,000
Road maintenance	20,000
Sub-total	3,866,000
Contingency (10%)	386,600
Phase One Total	4,252,600

PHASE TWO
Head office, drilling, consultants, Prefeasibility Study, and related	5,000,000

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

22  REFERENCES

Albinson, 1988: Geologic Reconstruction of Paleosurfaces in the Sombrerete, Colorada and Fresnillo Districts, Zacatecas State Mexico. Economic Geology v. 83, no. 8., pp. 1647-1667.

Aeroquest International Inc, 2007: Report on a Helicopter-Borne AeroTEM System Electromagnetic & Magnetic Survey, Juanicipio Test Survey, Zacatecas State, Mexico. 32 pp.

Chartier, D., Cole., G., and Couture, J-F., 2008: Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Technical report prepared for MAG Silver Corp. by SRK Consulting.

Fresnillo plc, 2009a: Operations review for the fourth quarter 2008.

Fresnillo plc, 2009b: Fresnillo presentation given at the 2009 BMO Global Metals and Mining Conference, Hollywood, Florida, February 22 to 25, 2009.

Megaw, P.K.M., and Ramirez, R.L., 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico. Report prepared for Minera Sunshine de Mexico S.A. de C.V.

Ross, D.A., 2007: Comments on the Juanicipio Joint Venture Program, Zacatecas, Mexico. Report prepared for MAG Silver by Scott Wilson Roscoe Postle Associates Inc.

Ruvalcaba-Ruiz, D.C., and Thompson, T.B., 1988: Ore deposits at the Fresnillo Mine, Zacatecas, Mexico. Economic Geology, v. 83, no.8, pp. 1583-1596.

Simmons, S.F., 1991: Hydrologic implications of alteration and fluid inclusion studies in the Fresnillo District, Mexico; evidence for a brine reservoir and a descending water table during the formation of hydrothermal Ag-Pb-Zn ore bodies. Economic Geology, v. 86, no. 8, pp. 1579-1601.

Valenzuela, C.L., 2008: Proyecto Juanicipio 002-102606 Recuperacion de oro, plata, plomo y zinc. Reporte de avance No. 1. Report prepared for Fresnillo plc by Servicios Industriales Peñoles, S.A. de C.V., Centro de Investigacion y Desarrollo Tecnologico, Procesamiento de Minerales.

Wendt, C.J., 2002: The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico. Technical report prepared for Mega Capital Investments.

Wetherup, S., 2006: Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Report prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

23  SIGNATURE PAGE

This report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” and dated April 8, 2009, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario                                                        David A. Ross, M.Sc., P.Geo.
April 8, 2009                                                                                Senior Consulting Geologist

(Signed & Sealed)

Dated at Toronto, Ontario                                                        William E. Roscoe, Ph.D., P.Eng.
April 8, 2009                                                                                Principal Consulting Geologist

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

24  CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David A. Ross, P.Geo., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated April 8, 2009, do hereby certify that:

1.	I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Ontario, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 15 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

a.	Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.
b.	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Juanicipio property most recently on February 12, 2007.

6.	I collaborated with my co-author on all items of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	In February 2007 I made an internal review of the Juanicipio Joint Venture exploration program.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th day of April, 2009

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

WILLIAM E. ROSCOE

I, William E. Roscoe, P.Eng., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated April 8, 2009, do hereby certify that:

1.	I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1966 with a Bachelor of Science degree in Geological Sciences, McGill University, Montreal, Quebec, Canada in 1969 with a Master of Science in Geological Sciences and McGill University, Montreal, Quebec, Canada in 1973 with a Doctorate in Geological Sciences.

3.
I am a member of the Professional Engineers of Ontario and of the Association of Professional Engineers and Geoscientists of BC.  I have worked as a geologist for over forty years since my graduation. My relevant experience for the purpose of the:

•	Twenty-five years experience as a Consulting Geologist across Canada and in many other countries
•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements
•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec
•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Juanicipio property on January 8 and 9, 2009.

6.	I collaborated with my co-author on all items of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th day of April, 2009

(Signed & Sealed)

William E. Roscoe, Ph.D., P.Eng.

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009

SCOTT WILSON RPA   www.scottwilson.com

25  APPENDIX 1

LIST OF DRILL HOLES

TABLE 25-1 SUMMARY OF DRILLING
MAG Silver Corp. - Juanicipio Joint Venture

Hole	Start	Completion	Easting	Northing	Elevation	Attitude		Length	Drilled
	Date	Date	(m)	(m)	(m)	Azimuth	Dip	(m)	by
10P	04-Aug-05	30-Aug-05	711090	2558654	2429	022°	-60°	822.1	Fresnillo
11P	01-Sep-05	27-Sep-05	711143	2558420	2414	022°	-55°	960.8	Fresnillo
12P	01-Oct-05	22-Oct-05	710782	2558630	2318	020°	-55°	823.3	Fresnillo
13P	03-Oct-05	15-Nov-05	710713	2559521	2266	340°	-55°	708.5	Fresnillo
14P	25-Oct-05	19-Nov-05	710557	2557673	2343	195°	-55°	860.7	Fresnillo
15P	22-Nov-05	17-Dec-05	710351	2558219	2386	020°	-55°	843.1	Fresnillo
16P	13-Nov-05	15-Dec-05	710713	2559522	2266	340°	-52°	738.5	Fresnillo
17P			710910	2558435	2339	020°	-63°	841.5	Fresnillo
18P			710877	2558483	2346	005°	-63°	841.0	Fresnillo
GA			710131	2560010	2360	341°	-61°	731.0	Fresnillo
GB	30-Jul-07	12-Sep-07	709963	2559808	2292	010°	-45°	835.6	Fresnillo
GC	16-Jun-07	27-Jul-07	709964	2559807	2292	011°	-51°	851.4	Fresnillo
GD	12-May-07	15-Jun-07	709965	2559807	2292	008°	-56°	852.3	Fresnillo
GE			709964	2559808	2292	009°	-62°	969.7	Fresnillo
HD	26-Aug-08	27-Sep-08	709963	2559789	2294	022°	-51°	791.6	Fresnillo
HE			709963	2559789	2294	024°	-60°	868.9	Fresnillo
HF			709964	2559788	2294	022°	-64°	894.6	Fresnillo
HG			709963	2559789	2294	025°	-64°	1,017.4	Fresnillo
IC2			710168	2559767	2370	006°	-58°	600.5	Fresnillo
IC3			710190	2559846	2369	005°	-58°	646.1	Fresnillo
IC4			710180	2559810	2371	008°	-54°	644.3	Fresnillo
IC5			710130	2560008	2360	032°	-69°	556.1	Fresnillo
ID	07-Mar-07	14-May-07	710167	2559766	2370	359°	-70°	883.7	Fresnillo
ID2	01-Aug-08	23-Sep-08	710141	2559612	2322	349°	-52°	909.2	Fresnillo
IE	15-Feb-07	06-May-07	710141	2559611	2322	001°	-66°	845.7	Fresnillo
JC			710172	2559765	2370	022°	-62°	990.3	Fresnillo
JD	27-Sep-08	21-Oct-08	710192	2559667	2346	018°	-61°	941.9	Fresnillo
JE	18-Jul-08	15-Aug-08	710191	2559666	2346	012°	-66°	972.1	Fresnillo
JU1	10-May-03	30-May-03	710945	2558510	2365	020°	-60°	748.6	MAG
JU2	30-May-03	02-Jul-03	710654	2558951	2302	018°	-62°	901.9	MAG
JU3	16-Jul-03	06-Aug-03	710778	2558076	2329	020°	-60°	840.0	MAG
JU4	07-Aug-03	28-Aug-03	710557	2557671	2343	015°	-70°	925.4	MAG
JU5	29-Aug-03	14-Sep-03	710825	2559163	2297	020°	-62°	928.0	MAG
JU6	15-Sep-03	01-Oct-03	711139	2559319	2426	015°	-53°	742.8	MAG
JU7	02-Oct-03	16-Oct-03	710422	2559981	2249	020°	-60°	810.9	MAG
JU8	02-Jun-04	20-Jun-04	710817	2557887	2334	020°	-68°	700.4	MAG
JU9	22-Jun-04	16-Jul-04	709943	2559579	2300	010°	-59°	748.0	MAG
KC	12-Jan-06	29-Jan-06	710316	2559656	2372	009°	-54°	833.6	Fresnillo
KD	20-Nov-06	10-Jan-06	710316	2559656	2372	008°	-62°	785.9	Fresnillo
KE	01-Feb-07	23-Feb-07	710316	2559656	2372	009°	-70°	898.9	Fresnillo
LE2			710316	2559656	2372	028°	-68°	758.0	Fresnillo
MA	19-Oct-06	02-Nov-06	710422	2559986	2248	020°	-80°	522.9	Fresnillo
MB	20-Sep-06	20-Oct-06	710675	2559605	2266	340°	-41°	666.1	Fresnillo
MC	27-Aug-06	25-Sep-06	710675	2559604	2266	340°	-51°	753.6	Fresnillo
ME	22-Oct-06	10-Nov-06	710712	2559520	2266	340°	-58°	841.5	Fresnillo
MF	12-Nov-06	11-Dec-06	710737	2559451	2266	329°	-59°	963.1	Fresnillo
MG	12-Mar-07	23-Apr-07	710736	2559451	2266	318°	-65°	929.0	Fresnillo
MN-1	22-Apr-06	08-May-06	705926	2561069	2189	017°	-65°	859.0	Fresnillo
ND	23-Oct-08	12-Nov-08	710715	2559522	2266	346°	-63°	786.7	Fresnillo
NE	01-Oct-08	23-Oct-08	710714	2559521	2266	333°	-64°	841.6	Fresnillo
OB	03-Dec-06	11-Jan-07	710678	2560132	2347	360°	-47°	715.2	Fresnillo
OC	04-Nov-06	02-Dec-06	710809	2559735	2365	360°	-57°	907.4	Fresnillo
OD	28-Sep-06	17-Oct-06	710713	2559520	2266	010°	-57°	936.0	Fresnillo
OE2			710783	2559311	2289	354°	-46°	884.5	Fresnillo
OF			710784	2559315	2288	348°	-55°	877.8	Fresnillo
OG			710784	2559315	2288	338°	-62°	941.8	Fresnillo
QD			710733	2559504	2267	354°	-52°	813.5	Fresnillo
QE			710735	2559503	2267	033°	-57°	641.9	Fresnillo
QF			710738	2559454	2267	031°	-65°	728.8	Fresnillo
QG			710735	2559503	2267	051°	-70°	670.8	Fresnillo
QH	25-Aug-08	26-Sep-08	710784	2559315	2288	016°	-67°	855.9	Fresnillo
RD	24-Sep-08	16-Oct-08	711096	2559316	2424	343°	-61°	826.4	Fresnillo
SD	28-Feb-07	13-Apr-07	711098	2559329	2423	004°	-61°	868.4	Fresnillo
SE			711097	2559316	2424	347°	-74°	923.5	Fresnillo
TE	25-Aug-08	20-Sep-08	711099	2559318	2424	015°	-75°	912.6	Fresnillo
TI			710422	2559981	2249	000°	-90°	666.3	Fresnillo
UE	11-Sep-07	13-Oct-07	711154	2559252	2424	022°	-66°	808.1	Fresnillo
VP2	01-Jun-06	21-Jun-06	708659	2559787	2373	015°	-55°	911.6	Fresnillo
VP3	23-Jun-06	20-Jul-06	708726	2560032	2399	015°	-55°	913.7	Fresnillo
VP4	22-Jul-06	22-Aug-06	708842	2560361	2383	015°	-55°	715.2	Fresnillo
VP5	10-May-06	30-May-06	708708	2560661	2289	015°	-55°	946.4	Fresnillo
Total								58,492

MAG Silver Corp. – Juanicipio Property
Technical Report NI43-101 – April 8, 2009